UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TORM A/S
 (Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share
(Title of Class of Securities)

891072100*
(CUSIP Number)

*CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.
The Common Shares are not publicly traded in the United States.

Dawna Ferguson
Company Secretary
Inverbeg Shipping Ltd.
Clarendon House, 2 Church Street
Hamilton HM11, Bermuda
(441) 295 1422

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891072100 (ADSs)

1.	Names of Reporting Persons. Inverbeg Shipping Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	33,719,621
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	33,719,621
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,719,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person CO

CUSIP No. 891072100 (ADSs)

1.	Names of Reporting Persons. Inverie Shipping Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	33,719,621
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	33,719,621
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,719,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person CO, HC

CUSIP No. 891072100 (ADSs)

1.	Names of Reporting Persons. Kontiki Shipping Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	33,719,621
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	33,719,621
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,719,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person CO, HC

CUSIP No. 891072100 (ADSs)

1.	Names of Reporting Persons. Denholm Shipping Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	33,719,621
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	33,719,621
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,719,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person CO, HC

CUSIP No. 891072100 (ADSs)

1.	Names of Reporting Persons. J. & J. Denholm Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	33,719,621
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	33,719,621
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,719,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person CO, HC

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 14, 2012 (the “Schedule 13D”) by Inverbeg Shipping Limited (“Inverbeg”), Inverie Shipping Limited, Kontiki Shipping Pte Ltd, Denholm Shipping Company Limited and J. & J. Denholm Limited (the “Reporting Persons”).  Except as set forth in this Amendment No. 1, all information included in the Schedule 13D is incorporated by reference herein and, unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

No material change to Item 1from the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 from the Schedule 13D is hereby amended and supplemented as follows:

The extraordinary meeting of shareholders of the Issuer to amend its Articles of Association described in Item 2 of the Schedule 13D was held on January 9, 2013.  Following this meeting, the Reporting Persons disclaim group status with the other parties to the Restructuring Agreement and the other undertaking agreements pursuant to which the Restructuring was effected, as described in Item 2 of the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No material change to Item 3 from the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

No material change to Item 4 from the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 from the Schedule 13D is hereby amended and supplemented as follows:

(a)	No material change to Item 5(a) from the Schedule 13D.

(b)
As a result of their having disclaimed group status as described in Item 2, the Reporting Persons have the sole power to vote and dispose of, 33,719,621 Common Shares, representing approximately 4.6% of the issued and outstanding Common Shares.  No other persons named in response to Item 2 of the Schedule 13D have the sole or shared power to vote or direct the vote, to dispose or to direct the disposition of Common Stock that is the subject of this Amendment No. 1.

(c)
None of the Reporting Persons, and to the best of their knowledge, none of the other persons named in response to Item 2 of the Schedule 13D have effected any transactions in Common Shares since the filing of the Schedule 13D.

(d)	No material change to Item 5(d) from the Schedule 13D.

(e)
As described in Item 2, the Reporting Persons have disclaimed group status following the extraordinary meeting of shareholders of the Issuer held on January 9, 2013.  As a result of their having disclaimed group status as of January 9, 2013, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change from the Schedule 13D.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit99.1	Directors and Executive Officers of the Reporting Person*

Exhibit99.2	Nominated Affiliate Deed*

Exhibit99.3	Joint Filing Agreement*

*  Previously filed with the Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

Inverbeg Shipping Limited

By:	/s/ Ng Siong Tee
Name: Ng Siong Tee
Title: Director

Inverie Shipping Limited

By:	/s/ Ng Siong Tee
Name: Ng Siong Tee
Title: Director

Kontiki Shipping Pte Ltd

By:	/s/ Ng Siong Tee
Name: Ng Siong Tee
Title: Executive Director

Denholm Shipping Company Limited

By:	/s/ John S. Denholm
Name: John S. Denholm
Title: Director

J. & J. Denholm Limited

By:	/s/ John S. Denholm
Name: John S. Denholm
Title: Director